

Mail Stop 4561

April 27, 2017

Vincent Tianquan Mo
Chief Executive Officer
Soufun Holdings Limited
F9M, Building 5, Zone 4, Hanwei International Plaza
No. 186 South 4th Ring Road
Fengtai District, Beijing 100160
The People's Republic of China

> **Re: Soufun Holdings Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed May 17, 2016**
> **File No. 001-34862**

Dear Mr. Mo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services